UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    ☐  Rule 13d-1(b)
    ☑  Rule 13d-1(c)
    ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		225310 10 1
1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2009 Remainder Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,030,323
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,030,323
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,030,323
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

* The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2015.

CUSIP No.		225310 10 1
1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2010 Remainder Trust #2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
	5.	SOLE VOTING POWER

NUMBER OF		27,826
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,826
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,826
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

* The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2015.

CUSIP No.	225310 10 1
1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2010 Remainder Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		723,321
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		723,321
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	723,321
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

* The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2015.

CUSIP No.		225310 10 1
1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2011 Remainder Trust FBO Robert S Foss and Descendants
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
	5.	SOLE VOTING POWER

NUMBER OF		275,369
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		275,369
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	275,369
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

* The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2015.

CUSIP No.	225310 10 1
1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Allan V. Apple
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
	5.	SOLE VOTING POWER

NUMBER OF		303,195
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,753,644
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,056,839
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,056,839**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

* The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015 as set forth in the Issuer’s Form 10-K filed on February 12, 2015.

** Mr. Apple is the trustee of the Donald A. Foss 2009 Remainder Trust, Donald A. Foss 2010 Remainder Trust #2, the Donald A. Foss 2010 Remainder Trust and the Donald A. Foss 2011 Remainder Trust FBO Robert S Foss and Descendants. Mr. Apple disclaims beneficial ownership of these shares owned by such trusts.

ITEM 1. (a) NAME OF ISSUER.
Credit Acceptance Corporation

ITEM 1. (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

ITEM 2. (a) NAME OF PERSON FILING.
The Donald A. Foss 2009 Remainder Trust
The Donald A. Foss 2010 Remainder Trust #2
The Donald A. Foss 2010 Remainder Trust
The Donald A. Foss 2011 Remainder Trust FBO Robert S Foss and Descendants
Allan V. Apple
(each, a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.

ITEM 2. (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

ITEM 2. (c) CITIZENSHIP.
The Donald A. Foss 2009 Remainder Trust: Michigan
The Donald A. Foss 2010 Remainder Trust #2: Michigan
The Donald A. Foss 2010 Remainder Trust: Michigan
The Donald A. Foss 2011 Remainder Trust FBO Robert S Foss and Descendants: Michigan
Allan V. Apple: United States

ITEM 2. (d) TITLE OF CLASS OF SECURITIES. Common Stock

ITEM 2. (e) CUSIP NUMBER. 225310 10 1

ITEM 3. Not applicable

ITEM 4. OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	1,030,323	5.0%	*	0	1,030,323	1,030,323	0
The Donald A. Foss 2010 Remainder Trust #2	27,826	0.1%	*	27,826	0	27,826	0
The Donald A. Foss 2010 Remainder Trust	723,321	3.5%	*	0	723,321	723,321	0
The Donald A. Foss 2011 Remainder Trust FBO Robert S Foss and Descendants	275,369	1.3%	*	275,369	0	275,369	0
Allan V. Apple	2,056,839	9.9%	*	303,195	1,753,644	2,056,839	0

•	The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015 as set forth in Issuer’s Form 10-K filed on February 12, 2015.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9.NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10.CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015

THE DONALD A. FOSS 2009 REMAINDER TRUST
By: /s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A. FOSS 2010 REMAINDER TRUST #2
By: /s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A. FOSS 2010 REMAINDER TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A FOSS 2011 REMAINDER TRUST FBO ROBERT S FOSS AND DESCENDANTS
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

/s/ Allan V. Apple
Name:	Allan V. Apple

EXHIBIT A
Joint Filing Agreement

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of February, 2015.

THE DONALD A. FOSS 2009 REMAINDER TRUST
By: /s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A. FOSS 2010 REMAINDER TRUST #2
By: /s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A. FOSS 2010 REMAINDER TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A FOSS 2011 REMAINDER TRUST FBO ROBERT S FOSS AND DESCENDANTS
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

/s/ Allan V. Apple
Name:	Allan V. Apple